

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Via E-mail
Avshalom Kalichstein
Chief Executive Officer
Easterly Acquisition Corp.
138 Conant Street
Beverly, MA 01915

> **Re: Easterly Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 2, 2015**
> **File No. 333-203975**

Dear Mr. Kalichstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

Calculation of Registration Fee

1.   From your response to prior comment 24, it appears that footnote (3) is not applicable to the row of the table regarding the redeemable warrants. Please revise or advise.

Redemption of warrants, page 10

2.   We note your response to prior comment 4. Please revise your disclosure in this section to highlight clearly, if true, that you may redeem the warrants even in circumstances when holders are not able to exercise them. From your current disclosure in this section that you may redeem the warrants only after they "become exercisable" and that "no warrant will be exercisable" if the issuance is not registered or qualified under state law, it is unclear how investors would know that you consider warrants that cannot be

exercised under state law to be "exercisable" and therefore you may redeem those warrants for $0.01 when the holder is not able to exercise them.

Redemption rights in connection with…, page 20

3.   From your response to prior comment 6, it continues to appear that your offering might involve a contingency as contemplated by Rule 15c2-4. We may have further comment after you file the underwriting agreement.

Indemnity, page 23

4.   We note your response to prior comment 9. It appears that, if disputes arise with your sponsor, the sponsor may make a claim against the trust except to the extent of its limited waiver. Therefore, given the last sentence of this section, please clarify that your founder will be executing only a limited waiver.

If we are deemed to be an investment company…, page 35

5.   Please revise your analysis provided in response to prior comment 15 to reflect the 2014 amendments to Rule 2a-7.

The provisions of our amended and restated certificate of incorporation that relate to our pre-business combination activity, page 46

6.   We note your response to prior comment 11. If amendments to your certificate of incorporation that can occur without a redemption right could cause your securities to be delisted from the Nasdaq and therefore affect the ability of investors to sell their securities, please say so clearly and directly in this risk factor.

An investment in this offering may result…, page 52

7.   We note your response to prior comment 13; please revise your risk factor to address the tax uncertainty discussed on page 122 regarding the suspension of the holding period for the common stock due to the redemption right.

Redemption of Public Shares…, page 83

8.   We note your response to prior comment 11; please reconcile your disclosure in the first sentence of the last paragraph of this section with section 9.7 of exhibit 3.2 that the redemption right is limited to an amendment that would affect the substance or timing of your obligation to redeem shares if you have not consummated a business combination within 24 months.

Management, page 96

9.   Please provide Mr. Knowlton's business experience for the past five years in accordance with Item 401(e) of Regulation S-K. In this regard, it is unclear whether Mr. Knowlton was employed by FBR Capital Markets after selling Watch Hill Partners LLC to FBR Capital Markets in 2009.

Redeemable Warrants, page 111

10.   We note your revisions in response to prior comment 23 in the first parenthetical phrase in the second full paragraph on page 114. Please clarify here the material tender, exchange or redemption offers "described further in the warrant agreement" that are an exception to the adjustment you disclose here. For example, if an offer in connection with your initial business combination is such an exception, please say so clearly and describe how such an offer would affect the warrants given that it is subject to an exemption from the disclosed adjustment.

Exhibit 5.1

11.   We note the added paragraph numbered 1 on page 3 of this exhibit. Please file an opinion based on all relevant facts and law, not merely on a review of a selected document.

12.   We note your response to prior comment 30 that you will file another exhibit 5.1 opinion before effectiveness of the registration statement to remove the assumption with respect to the certificate of incorporation. Please also file an opinion before the effectiveness of the registration statement to remove the assumption in the second paragraph on page 2 of the current exhibit 5.1 regarding your bylaws and the warrant agreement being "entered into or filed as appropriate."

      You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                    Sincerely,

                                    /s/ Russell Mancuso

                                    Russell Mancuso
                                    Branch Chief

cc (via e-mail): Gregg A. Noel, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP